UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

BioRestorative Therapies, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

090655408
(CUSIP Number)

Mark Weinreb
40 Marcus Drive
Melville, New York 11747
(631) 760-8100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2018
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 090655408
1.	Name of Reporting Person Mark Weinreb
2.	Check the appropriate box if a member of a group* (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 1,124,501
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,124,501
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Reporting Person 1,124,501
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person IN

ITEM 1.               SECURITY AND ISSUER.

This statement amends and supplements the Schedule 13D, filed with the SEC on February 15, 2013, as amended by Amendment No. 1 thereto, filed with the SEC on December 28, 2015, and Amendment No. 2 thereto, filed with the SEC on July 7, 2017, relating to shares of Common Stock, par value $.001 per share (the "Common Stock"), of BioRestorative Therapies, Inc., a Delaware corporation (the "Company").  The address of the principal executive offices of the Company is 40 Marcus Drive, Melville, New York 11747.

ITEM 2.              IDENTITY AND BACKGROUND.

(a)          Name of Reporting Person:

Mark Weinreb

(b)          Residence or business address:

40 Marcus Drive
Melville, New York 11747

(c)          The Reporting Person is employed as the Chief Executive Officer, President and Chairman of the Board of the Company.

(d)          The Reporting Person has not been convicted in a criminal proceeding in the last five years.

(e)          The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

N/A

ITEM 4.              PURPOSE OF TRANSACTION.

On October 29, 2018, the Company granted to the Reporting Person a ten year option for the purchase of 275,000 shares of Common Stock of the Company at an exercise price of $1.23 per share.  The option is exercisable to the extent of (a) 91,667 shares effective as of October 29, 2018, (b) 91,667 shares effective as of October 29, 2019 and (c) 91,666 shares effective as of October 29, 2020.

Reference is made to the Stock Option Agreement attached hereto as an exhibit for a complete description of the option granted to the Reporting Person.

ITEM 5.               INTEREST IN SECURITIES OF THE ISSUER.

(a)   As of the date hereof, the Reporting Person is the beneficial owner of 1,124,501 shares of Common Stock of the Company (or approximately 9.8%, based upon there being 10,453,936 shares of Common Stock of the Company outstanding as of  November 12, 2018, as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 13, 2018).  Of such number, 1,044,501 shares of Common Stock are issuable upon the exercise of options that are exercisable currently or within 60 days.

(b)   The Reporting Person has sole voting and dispositive power over the 1,124,501 shares beneficially owned.

(c)   During the past 60 days, except as reported in Item 4 hereof, the Reporting Person has not effected any transactions in the Common Stock of the Company.

ITEM 6.               CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS  WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 5 hereof with respect to options held by the Reporting Person.

ITEM 7.               MATERIAL TO BE FILED AS EXHIBITS.

(1)	Stock Option Agreement, dated as of October 29, 2018, between BioRestorative Therapies, Inc. and Mark Weinreb

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to myself is true, complete and correct.

Dated: November 26, 2018	By:	/s/ Mark Weinreb
Mark Weinreb